Exhibit 99.1

AirMedia further updates on Mr. Herman Man Guo's Share Purchase Plan

BEIJING, Feb. 1, 2019 /PRNewswire/ -- AirMedia Group Inc. ("AirMedia" or the "Company") (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that its Chairman, Chief Executive Officer and Chief Financial Officer Herman Man Guo had continuously proceeded with his share purchase plan (the "Share Purchase Plan"), which was previous announced by the Company on March 28, 2018 and updated on September 28, 2018. As of January 30, 2019, Mr. Guo had purchased an aggregate of 1,724,922 American depositary shares (ADSs) over the period of Dec. 7, 2018 to Jan. 30, 2019 at an average purchase price of approximately US$0.35 per ADS. Due to the restrictions on insider trading starts on January 31st, 2019, Mr. Guo would temporarily stop his repurchase from January 31st, 2019 till 48 hours after the Company files its 2018 Form-20F.

About AirMedia Group Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirMedia Group Inc. (AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and also has concession rights to operate the Wi-Fi systems on trains administered by several railway administrative bureaus in China. For more information, please visit http://www.airmedia.net.cn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's business strategies and initiatives as well as the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact:
Yan Liu
Director, Investor Relations
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com